Exhibit 99.1

FOR MORE INFORMATION:
Haris Tajyar
Investor Relations International
818-382-9702
htajyar@irintl.com

FOR IMMEDIATE RELEASE
November 5, 2007
LJ INTERNATIONAL ANNOUNCES NEW AUDITOR
HONG KONG and LOS ANGELES, November 5, 2007 — LJ International, Inc. (LJI) (NASDAQ: JADE) today announced that its Audit Committee has dismissed KPMG and has engaged Gruber & Company LLC as its independent registered accounting firm. The completion of the Company’s 2006 audit and the filing of the Company’s 20-F Annual Report will meet the requirement imposed by the Nasdaq Listing Qualifications Panel when it granted LJI’s request for continued Nasdaq listing until the end of 2007.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues and earnings. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world and in China, introduction of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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